FATAL ACCIDENT AT BOKONI MINE

Johannesburg, 7 August 2013: Atlatsa Resources Corporation (“Atlatsa” or the “Company”) announces with deep regret that a contract miner was fatally injured in a fall of ground accident at the Company’s Bokoni Platinum Mine Vertical Shaft yesterday, Tuesday, 6 August 2013.

The South African Department of Mineral Resources (DMR) has completed its inspection and issued a section 54 safety stoppage notice at Bokoni’s Vertical Shaft operation. Further updates will be provided to the market in due course.

The board of directors and management of the Company and Bokoni Platinum Mines extend their condolences to both the family and colleagues of the deceased contractor.

This fatality comes at a time when Bokoni’s safety record has been steadily improving over the past 15 months with two million fatality free shifts achieved on 3 August, 2013.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.